                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                         _____________________________


                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ________________ to ________________

Commission file number 1-3506

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Unisource Worldwide, Inc. Retirement Savings Plan.

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

Unisource Worldwide, Inc.
Retirement Savings Plan

Financial Statements and Schedule
as of December 31, 2000 and 1999
Together With Auditors' Report

                           UNISOURCE WORLDWIDE, INC.

                            RETIREMENT SAVINGS PLAN


                       FINANCIAL STATEMENTS AND SCHEDULE

                           December 31, 2000 and 1999



                               TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

     Statements of Net Assets Available for Plan Benefits--December 31, 2000 and 1999

     Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2000

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

SCHEDULE SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Schedule H, Line 4i--Schedule of Assets (Held at End of Year) --December 31, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Participants of the
Unisource Worldwide, Inc.
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the UNISOURCE WORLDWIDE, INC. RETIREMENT SAVINGS PLAN as of December 31, 2000 and 1999 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Unisource Worldwide, Inc. Retirement Savings Plan as of December 31, 2000 and 1999 and the changes in its net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Atlanta, Georgia
June 8, 2001

                           UNISOURCE WORLDWIDE, INC.

                            RETIREMENT SAVINGS PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           December 31, 2000 and 1999




                                            2000                 1999
                                        ------------         ------------
ASSETS:
 Contributions receivable:
   Employer                             $    407,568         $    601,496
   Participants                              755,200              738,268
                                        ------------         ------------
       Total contributions receivable      1,162,768            1,339,764
                                        ------------         ------------
 Investments, at market value:
   Interest in master trusts              18,129,014                    0
   Mutual funds                          303,479,460          263,083,685
   Common stock                            4,901,404           17,645,249
   Guaranteed investment contracts         8,093,805           70,985,829
   Participant loans                       7,863,088            8,335,698
                                        ------------         ------------
       Total investments                 342,466,771          360,050,461
                                        ------------         ------------
 Accrued income                                2,566               30,313
                                        ------------         ------------
 Prepaid expenses                            172,286              283,187
                                        ------------         ------------
 Due to brokers                             (104,845)                   0
                                        ------------         ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS  $343,699,546         $361,703,725
                                        ============         ============



        The accompanying notes are an integral part of these statements.

                           UNISOURCE WORLDWIDE, INC.

                            RETIREMENT SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000




INVESTMENT LOSS:
 Interest on investments                                           $ 13,853,781
 Net depreciation in market value of investments                    (34,247,233)
 Net loss from master trusts                                           (695,004)
 Interest on participant loans                                          676,633
                                                                   ------------
       Total investment loss                                        (20,411,823)
                                                                   ------------
CONTRIBUTIONS:
 Participants                                                        24,160,322
 Employer                                                            11,298,945
                                                                   ------------
       Total contributions                                           35,459,267
                                                                   ------------
AMOUNTS DISTRIBUTED TO PARTICIPANTS                                 (32,916,139)
                                                                   ------------
FEES                                                                   (135,484)
                                                                   ------------
NET DECREASE                                                        (18,004,179)

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year           361,703,725
                                                                   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                $343,699,546
                                                                   ============


         The accompanying notes are an integral part of this statement.

                           UNISOURCE WORLDWIDE, INC.

                            RETIREMENT SAVINGS PLAN



                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 2000 AND 1999

1.  ORGANIZATION AND PLAN DESCRIPTION

    The following description of the Unisource Worldwide, Inc. Retirement Savings Plan provides only general information. Participants should refer to the official plan documents for complete information.

    Plan Description

    On June 19, 1996, Alco Standard Corporation announced that it would separate Unisource Worldwide, Inc. (the "Company" or the "Employer"), its printing and imaging and supply systems distribution business, from IKON Office Solutions, Inc. ("IKON"), its office solutions business, with each business operating as a stand-alone, publicly-traded company. Following the spin-off of the Company, which was completed on December 31, 1996, the Company established the Unisource Worldwide, Inc. Retirement Savings Plan (the "Plan") covering all nonunion eligible employees of the Company, effective January 1, 1997.

    The Company and Georgia-Pacific Corporation ("G-P") merged during 1999, at which time G-P acquired all outstanding shares of the Company. Subsequent to the merger, the Company still conducted business under its existing name as a separate subsidiary of Georgia-Pacific Group, the pulp, paper, and building products business of G-P. The merger had no effect on the Plan or its administration except as discussed below.

    The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Eligible employees may elect to participate in the Plan on the first date of the month following the completion of three full calendar months of service. Vanguard Fiduciary Trust Company is the trustee and custodian of the Plan.

    Contributions

    The Plan allows participants to contribute from 1% to 16% of their annual compensation, as defined by the Plan. Contributions are limited by the maximum amount allowable under the Internal Revenue Code ("IRC"). Participants are immediately vested in their contributions.

    The Employer contributes an amount equal to two-thirds of the first 6% of annual compensation that a participant contributes to the Plan. The Employer's contribution vests with the participant at 25% per year beginning with the participant's second year of service so that full vesting occurs after five years of service. The participant is also fully vested in the Employer's contributions upon position termination due to permanent shutdown of plant or department, total and permanent disability, attainment of age
    59 1/2, or death.

    In association with the acquisition by G-P, the Plan was amended to provide that employer matching contributions would no longer be made in the Company's common stock. Participants were permitted to direct the investment of the matching contribution to any of the current fund options other than the IKON common stock fund.

    The Plan allows participant contributions, and any investment income earned thereon, to be allocated between any of the available investment funds. Participants may change investment allocations at any time. Additional investments in IKON common stock and Unisource Stable Value Fund are not permitted.

    Contributions are transferred to the trustee twice a month and invested in the Vanguard Treasury Money Market Fund until they can be credited to participants' accounts and invested in accordance with participants' investment elections. Earnings on the short-term investments are allocated to participants' accounts once each year.

    Participant Loans

    The Plan allows participants currently employed by the Company to obtain loans equal to the lesser of $50,000 or 50% of their total vested account balances. Loans bear interest at a rate equal to the prime lending rate plus one at the date of origination of the loan. Loan repayments are generally made through payroll deductions and normally must be repaid within a five-year term unless the loan was used to purchase a primary residence, which could extend the term to 15 years. Loans become due and payable in full once a participant terminates employment. Interest rates ranged from 3.5% to 13.35% during the year ended December 31, 2000.

    Withdrawals and Termination

    In the event of a participant's death, attainment of age 59 1/2, or disability, the participant or his/her beneficiary may elect to receive his/her entire account balance. If termination occurs for other reasons, only vested amounts are distributed to the participant, and nonvested amounts are forfeited. Such forfeitures are used to reduce the Company's future contributions. If a former participant returns to the employment of the Company within five years of the termination date, and if the full amount of the distribution received is repaid, previously forfeited amounts are reinstated to the participant's account.

    Forfeitures

    Forfeitures resulting from separation of service are held in the Plan and serve to reduce future employer contributions. Forfeitures used for the year ended December 31, 2000 were $271,791. As of December 31, 2000 and 1999, forfeited account balances are $377,503 and $3,485, respectively.

2.  SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting

    The accompanying financial statements have been prepared on the accrual basis.

    Effective January 1, 1999, the Plan has adopted the American Institute of Certified Public Accountants Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." This standard establishes new disclosure requirements for defined contribution plans.

    Investment Valuation and Income

    The market value of IKON common stock is determined by use of the last reported sales price on the last business day of the year, as reported on a national securities exchange.

    Cash equivalents are valued at cost, which is equal to market value. All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

    The guaranteed investment contracts held in the Stable Value Fund are valued at contract value, which approximates fair value, as established by the issuing financial institution. Contract value represents contributions made under the contract, plus interest at the contract rate less funds used for withdrawals. Contract interest rates ranged from 6.23% to 6.7% for the years ended December 31, 2000 and 1999, respectively.

    Investments in mutual funds are stated at fair market value, which is determined on the last day of the plan year based on the portfolio of investments owned by the particular funds on that date. Participant loans are valued at their outstanding balances, which approximate fair value.

    Purchases and sales of securities are recorded on a trade date basis. Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date.

    The Plan presents in the statement of changes in net assets available for plan benefits the net depreciation in fair value of investments, which consists of the realized gains (losses) and the change in unrealized appreciation (depreciation) on those investments.

    Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

3.  INCOME TAX STATUS

    The Internal Revenue Service issued a determination letter dated October 5, 1999 stating that the Plan was designed in accordance with applicable IRC requirements as of that date. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

4.  INVESTMENTS

    Investment Options

    Assets held under the Plan were invested by the Trustee, as directed by the participants, in one or more of the following investment options:

        Fixed Income Options

        The general investment objective for these options is to provide a high level of current income.

        The Vanguard Short-Term Treasury Fund is principally invested in short-term government bills, notes, and bonds and has an average maturity of two to three years.

        The Vanguard Total Bond Market Index Fund invests in U.S. government bonds, high-quality corporate bonds, and mortgage-backed securities. The objective of the Vanguard Total Bond Market Index Fund is to approximate the performance of the Lehman Brothers Aggregate Bond Index.

        The Loomis Sayles Bond Fund--Institutional Class is invested in bonds, including corporate and convertible bonds. This fund seeks to provide high total investment return through a combination of current income and capital appreciation.

        Company Stock Options

        The following three company stock funds are available as investment options:

        The Georgia-Pacific Group Stock Fund is invested principally in shares of Georgia-Pacific Corporation--Georgia-Pacific Group Common Stock ("Common Stock").

        The Georgia-Pacific Timber Stock Fund is invested principally in shares of Georgia-Pacific Corporation--Timber Group Common Stock.

        The IKON Office Solutions, Inc. Stock Fund ("IKON Stock Fund") is invested principally in shares of IKON Office Solutions, Inc. A portion of a participant's account may be currently invested in the IKON Stock Fund. This fund is a "frozen" investment fund. No new contributions or transfers may be made to a frozen fund. A participant may transfer money from the IKON Stock Fund into any other investment fund in accordance with the normal rules of investment election changes as stated in the plan document.

        Balanced Options

        The objectives of these options are to conserve principal, to pay current income, and to achieve long-term growth of principal and income by investing in a combination of stocks, bonds, and cash reserves.

        The Vanguard Balanced Index Fund is invested in two Vanguard funds: 60% in a stock fund and 40% in a bond fund. This option seeks to provide income and long-term growth of capital.

        The Vanguard LifeStrategy Growth Fund is invested in four Vanguard funds: a stock fund, an international stock fund, a bond fund, and an asset allocation fund. This fund seeks to provide long-term growth of capital and income.

        The Vanguard LifeStrategy Income Fund is invested in four Vanguard funds: a stock fund, two bond funds, and an asset allocation fund. This fund seeks to provide a high level of income.

        The Vanguard LifeStrategy Conservative Growth Fund is invested in five Vanguard funds: a stock fund, an international stock fund, two bond funds, and an asset allocation fund. This fund seeks to provide a high level of income and a moderate long-term growth of capital.

        The Vanguard LifeStrategy Moderate Growth Fund is invested in four Vanguard funds: an international stock fund, a stock fund, a bond fund, and an asset allocation fund. This fund seeks to provide a reasonable level of income and long-term growth of capital.

        Growth and Income Options

        The goal of these options is to achieve long-term growth of principal and income and reasonable current income.

        The Vanguard 500 Index Fund is invested in all of the 500 stocks included in the Standard & Poor's 500 Composite Stock Price Index in approximately the same proportion as represented in the index. The objective of this fund is to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index.

        The Vanguard Total Stock Market Index Fund is invested in a large sample of stocks that match certain characteristics of the Wilshire 5000 Equity Index. The investment objective of this fund is to provide long-term growth of capital and income.

        The Vanguard Windsor II Fund is invested in a diversified group of out-of-favor stocks of large capitalization companies. This fund's objective is to provide long-term growth of capital and income from dividends.

        Growth Options

        The objective of these options is to achieve long-term growth of capital; dividend income is incidental.

        The Vanguard Extended Market Index Fund seeks to match the performance of the Wilshire 4500 Equity Index. This fund seeks to provide long-term growth of capital.

        The Vanguard PRIMECAP Fund is invested in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams. This fund seeks to provide long-term growth of capital.

        Aggressive Growth Option

        The goal of this option is to achieve maximum long-term capital growth by investing in stocks of small companies or narrow market segments.

        The Vanguard Small-Cap Index Fund is invested in a large sample of stocks that match certain characteristics of the Russell 2000 Index Stocks. This fund seeks to provide long-term growth of capital.

        Money Market Option

        The goal of this option is to provide maximum current income consistent with preservation of capital and liquidity.

        The Vanguard Treasury Money Market Fund is invested exclusively in U.S. government obligations.

        International Option

        The goal of this option is to achieve long-term growth of capital by investing in the stocks of companies located outside the United States.

        The Vanguard International Growth Fund invests primarily in the stocks of companies based outside the United States. This fund seeks to provide long-term capital appreciation.

        Stable Value Fund

        The Stable Value Fund invests in guaranteed investment contracts and Vanguard Treasury Money Market Fund. A portion of the participant's account may be currently invested in the Stable Value Fund. This fund is a "frozen" investment fund. No new contributions or transfers may be made to a frozen fund. A participant may transfer money from the Stable Value Fund into any other investment fund in accordance with the normal rules of investment election changes as stated in the plan document.

    Significant Investments

    Individual investments that represent 5% or more of the fair value of net assets available for plan benefits are as follows as of December 31, 2000 and 1999:


                                                                2000               1999
                                                            -----------        -----------
         Georgia-Pacific Group Stock Fund Master Trust      $17,768,586                 N/A
         Vanguard Balanced Index Fund                        22,892,569        $ 26,215,175
         Vanguard 500 Index Fund                             82,335,533         102,824,953
         Vanguard Total Stock Market Index Fund              37,515,798          46,923,016
         Vanguard PRIMECAP Fund                              21,107,088                 N/A
         Vanguard International Growth Fund                  19,560,652          23,324,526
         Vanguard Treasury Money Market Fund                 70,378,496          49,482,443

    The following table summarizes the net depreciation from investments for the year ended December 31, 2000:

                  Mutual funds                          $(24,785,005)
                  Common stock                            (9,462,228)
                                                        ------------
                           Total                        $(34,247,233)
                                                        ============

5.  MASTER TRUSTS

    Effective June 8, 1994, the assets of the Georgia-Pacific Stock Fund were transferred into the Georgia-Pacific Stock Fund Master Trust (the "Master Trust"). The Master Trust was established to hold, administer, and invest the assets of the Georgia-Pacific Stock Fund of certain defined contribution plans qualified under Internal Revenue Code Section 401(k) and are administered by Georgia-Pacific Corporation.

    On December 16, 1997, the shareholders of Georgia-Pacific Corporation approved the conversion of all Georgia-Pacific Common Stock into Georgia-Pacific Corporation--Georgia-Pacific Group Common Stock and to distribute one share of a new class of common stock, Georgia-Pacific Corporation-- Timber Group Common Stock. As a result, the assets of the Master Trust were transferred on a pro rata basis into the newly created Georgia-Pacific Group Stock Fund Master Trust ("Group Master Trust") and the Georgia-Pacific Timber Stock Fund Master Trust ("Timber Master Trust").

    The market values of the master trusts are allocated to the individual participating plans based on the relative value of the assets of each plan. Interest income, dividends, and gains and losses (both realized and unrealized) are allocated daily to the individual participating plans based on the relative market values at the beginning of each day.

    The Plan's interest in the Group Master Trust as of December 31, 2000 and for the year then ended is approximately 4%. A summary of the Group Master Trust as of December 31, 2000 is shown below:

     Investments, at market:
      Georgia-Pacific Corporation--Georgia-Pacific Group Common
       Stock                                                     $380,478,505
      Vanguard Treasury Money Market Fund                           4,045,492
                                                                 ------------
            Total investments                                     384,523,997
                                                                 ------------
      Receivables:
      Interest                                                         16,656
      Other receivables                                               679,748
                                                                 ------------
            Total receivables                                         696,404
                                                                 ------------
     Less payables                                                  4,054,729
                                                                 ------------
     Net assets of the Group Master Trust                        $381,165,672
                                                                 ============

    A summary of the net investment activity of the Group Master Trust, which comprises the net investment loss for all participating plans for the year ending December 31, 2000, is shown below:

     Interest and dividends                                      $   5,209,298
     Net depreciation in market value of common stock             (106,911,424)
     Investment expense                                               (134,316)
                                                                 -------------
     Net investment loss from the Group Master Trust             $(101,836,442)
                                                                 =============

    The Plan's interest in the assets of the Timber Master Trust as of December 31, 2000 and for the year then ended is approximately 1%. A summary of the Timber Master Trust as of December 31, 2000 is shown below:

     Investments, at market:
      Georgia-Pacific Corporation--Timber Group Common Stock     $46,228,979
      Vanguard Treasury Money Market Fund                            487,389
                                                                 -----------
            Total investments                                     46,716,368
                                                                 -----------

     Receivables:
      Interest                                                         3,040
      Other receivables                                                   11
                                                                 -----------
            Total receivables                                          3,051
                                                                 -----------
     Less payables                                                    77,287
                                                                 -----------
     Net assets of the Timber Master Trust                       $46,642,132
                                                                 ===========

    A summary of the net investment activity of the Timber Master Trust, which comprises the net investment gain for all participating plans for the year ending December 31, 2000, is shown below:

     Interest and dividends                                      $ 1,704,640
     Net appreciation in market value of common stock              8,378,081
     Investment expense                                              (42,424)
                                                                 -----------
     Net investment gain from the Timber Master Trust            $10,040,297
                                                                 ===========

6.  PLAN TERMINATION

    While the Employer has not expressed any intent to discontinue the Plan, continuance is not assumed as a contractual obligation, and any such discontinuance is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event such discontinuance results in the termination of the Plan, the Plan provides that each participant shall be fully vested in his/her account, and payments of such amounts will be made by the trustee as directed by the plan committee.

7.  RECONCILIATION TO THE FORM 5500

    The Plan's net assets available for plan benefits at December 31, 2000 and 1999 include $2,859,818 and $1,475,725, respectively, for participants who have elected distributions but have not yet been paid. In the Plan's Form 5500 for the years ended December 31, 2000 and 1999, these amounts are reflected as benefit claims payable and are included in benefit payments to participants or beneficiaries.

8.  RELATED-PARTY TRANSACTIONS

    Certain plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company, the trustee of the Plan. As such, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to approximately $24,583 for the year ended December 31, 2000.

9.  SUBSEQUENT EVENTS

    Effective April 1, 2001, the Plan will merge into the Georgia-Pacific Corporation Salaried 401(k) Plan ("G-P Salaried Plan"). All assets and liabilities of the Plan will be transferred to the G-P Salaried Plan, and no employee will become a participant in the Plan on or after April 1, 2001.

                                                                      SCHEDULE I



                           UNISOURCE WORLDWIDE, INC.

                            RETIREMENT SAVINGS PLAN


         SCHEDULE H, LINE 4I---SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                               DECEMBER 31, 2000



                                                        Shares
                                                        or Face                 Current
              Description of Investment                  Amount     Cost         Value
   ----------------------------------------------      ---------    ----        -------
    FIXED INCOME OPTIONS:
*     Vanguard Short-Term Treasury Fund                  151,948     (a)    $  1,560,507
*     Vanguard Total Bond Market Index Fund              249,400     (a)       2,484,026
      Loomis Sayles Bond Fund--Institutional Class        32,508     (a)         359,539
                                                                            ------------
           Total fixed income options                                          4,404,072
                                                                            ------------
    COMPANY STOCK OPTIONS:
*     Georgia-Pacific Group Stock Fund Master Trust    1,918,398     (a)      17,768,586
*     Georgia-Pacific Timber Stock Fund Master Trust      81,971     (a)         360,428
*     IKON Office Solutions, Inc. Stock Fund           7,658,443     (a)       4,901,404
                                                                            ------------
           Total company stock options                                        23,030,418
                                                                            ------------
    BALANCED OPTIONS:
*     Vanguard Balanced Index Fund                     1,199,820     (a)      22,892,569
*     Vanguard LifeStrategy Growth Fund                  204,293     (a)       4,002,102
*     Vanguard LifeStrategy Income Fund                   30,991     (a)         402,894
*     Vanguard LifeStrategy Conservative Growth Fund      58,843     (a)         865,001
*     Vanguard LifeStrategy Moderate Growth Fund         115,162     (a)       1,985,399
                                                                            ------------
           Total balanced options                                             30,147,965
                                                                            ------------
    GROWTH AND INCOME OPTIONS:
*     Vanguard 500 Index Fund                            675,656     (a)      82,335,533
*     Vanguard Total Stock Market Index Fund           1,282,153     (a)      37,515,798
*     Vanguard Windsor II Fund                           542,747     (a)      14,762,730
                                                                            ------------
           Total growth and income options                                   134,614,061
                                                                            ------------
    GROWTH OPTIONS:
*     Vanguard Extended Market Index Fund                146,631     (a)       3,903,319
*     Vanguard PRIMECAP Fund                             349,570     (a)      21,107,088
                                                                            ------------
           Total growth options                                               25,010,407
                                                                            ------------
    AGGRESSIVE GROWTH OPTION:
*     Vanguard Small-Cap Index Fund                      156,107     (a)       3,034,723
                                                                            ------------
    MONEY MARKET OPTION:
*     Vanguard Treasury Money Market Fund             16,329,084     (a)      16,329,084
                                                                            ------------
    INTERNATIONAL OPTION:
*     Vanguard International Growth Fund               1,036,600     (a)      19,560,652
                                                                            ------------
    STABLE VALUE FUND:
*     Guaranteed investment contracts                  8,093,805     (a)       8,093,805
*     Vanguard Treasury Money Market Fund             70,378,496     (a)      70,378,496
                                                                            ------------
           Total stable value fund                                            78,472,301
                                                                            ------------
*   PARTICIPANT LOANS                                                          7,863,088
                                                                            ------------
           Total investments                                                $342,466,771
                                                                            ============



                  *    Represents party-in-interest holdings.

                           (a)  Participant-directed.

         The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                        UNISOURCE WORLDWIDE, INC. RETIREMENT SAVINGS PLAN


                        BY:  GEORGIA-PACIFIC CORPORATION, as plan administrator



Date:  June 25, 2001               By: /s/ Danny W. Huff
                                       ---------------------------------
                                       Danny W. Huff
                                       Executive Vice President--Finance
                                       and Chief Financial Officer

                               INDEX TO EXHIBITS

   Exhibit
    Number                            Description
   -------                            -----------
     23                     Consent of Arthur Andersen LLP